Exhibit 99.1

Richmont Mines Announces Details for the Second Quarter 2017 Financial Results Release

TORONTO, July 17, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation"), announces the release of its second quarter 2017 financial results before the markets open on Thursday, August 3, 2017. On the same morning at 8:30 a.m. E.T., senior management will discuss the results in a conference call and webcast.

Webcast access

http://event.on24.com/r.htm?e=1464043&s=1&k=2332374CD8C93FEF484C8DE7AA03A11F

Telephone access

•	Toll free (Canada & U.S.): 1 888 390-0546
•	Toronto local & International: 1 416 764-8688

A replay will be available until August 17, 2017 by dialing 1 416 764-8677 (Toronto local and international) or 1 888 390-0541 (toll free in Canada and U.S.), using pass code 269710#. The webcast and presentation slides will be archived on the Corporation's website at www.richmont-mines.com.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/July2017/17/c5474.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 17-JUL-17